Exhibit 99.1
DoubleDown Interactive Reports Second Quarter 2024 Financial Results
SEATTLE, WASHINGTON – August 12, 2024 — DoubleDown Interactive Co., Ltd. (NASDAQ: DDI) (“DoubleDown” or the “Company”), a leading developer and publisher of digital games on mobile and web-based platforms, today announced unaudited financial results for the second quarter ended June 30, 2024.
Second Quarter 2024 vs. Second Quarter 2023 Summary:
•Revenue increased to $88.2 million in the second quarter of 2024 from $75.2 million in the second quarter of 2023. SuprNation, a European iGaming operator (“SuprNation”) which was acquired by the Company on October 31, 2023, generated total revenue of $7.9 million in the second quarter of 2024. Revenue exclusive of the contributions from SuprNation increased 7% to $80.3 million.
•Operating expenses increased to $52.0 million in the second quarter of 2024 from $47.7 million in the second quarter of 2023, primarily due to the second quarter 2024 inclusion of operating expenses related to SuprNation, partially offset by lower sales and marketing and research and development expenses.
•Net income increased to $33.3 million, or earnings per fully diluted common share of $13.39 ($0.67 per American Depositary Share (“ADS”)), in the second quarter of 2024, from net income of $24.4 million, or earnings per fully diluted common share of $9.83 ($0.49 per ADS), in the second quarter of 2023. Such increase was primarily due to higher revenue and lower overall sales and marketing and research and development expenses, partially offset by higher general and administrative expense which included new expenses for SuprNation. Each ADS represents 0.05 share of a common share.
•Adjusted EBITDA increased to $37.0 million for the second quarter of 2024 from $27.6 million in the second quarter of 2023. Adjusted EBITDA margin increased to 41.9% in the second quarter of 2024 from 36.7% in the second quarter of 2023.
•Average Revenue Per Daily Active User (“ARPDAU”) for the Company’s social casino/free-to-play games increased to $1.33 in the second quarter of 2024 from $1.05 in the second quarter of 2023 and from $1.26 in the first quarter of 2024.
•Average monthly revenue per payer for the social casino/free-to-play games increased to $288 in the second quarter of 2024 from $235 in the second quarter of 2023 and from $281 in the first quarter of 2024.

“We continued to drive strong growth across our business in the 2024 second quarter, with consolidated revenue rising 17% to $88.2 million and adjusted EBITDA increasing 34% to $37.0 million,” said In Keuk Kim, Chief Executive Officer of DoubleDown. “Revenue for our social casino business rose 7% compared to the same period in 2023, the third consecutive quarter of year-over-year growth, as we believe we continue to gain industry share. The recent introduction of new meta features in our flagship app, DoubleDown Casino, continues to help drive strong improvements in player engagement and monetization, as evidenced by ARPDAU and average revenue per payer rising year over year by 27% and 23%, respectively. Impressively, these metrics were both up on a quarterly sequential basis despite the historical seasonality in our business.

“Our SuprNation iGaming operations also had another solid quarter as 2024 second quarter revenue of $7.9 million was well above the estimated quarterly run rate the business was generating prior to our acquisition. We continue to fine-tune our go-to-market strategies for growing SuprNation’s topline while remaining focused on ensuring our near-term marketing and player engagement strategies will result in sustainable mid- and long-term profitable revenue and cash flow contributions.

“Our disciplined approach to user acquisition and R&D spend delivers strong quarterly Adjusted EBITDA margins and free cash flow. As a result, we continue to improve our already strong financial position as we ended the second quarter with an aggregate net cash position of approximately $303 million, or approximately $6.12 per ADS. Going forward, our focus will remain on prudently driving further increases in player monetization to deliver consistent free cash flow generation while simultaneously evaluating both organic and M&A focused growth opportunities to leverage our significant financial strength in order to further grow our top and bottom lines and create new value for our shareholders.”
Summary Operating Results for DoubleDown Interactive (Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Revenue ($ MM)	$88.2	$75.2	$176.4	$152.8
Total operating expenses	52.0	47.7	109.1	99.9
Net income ($ MM)	$33.3	$24.4	$63.6	$48.0
Adjusted EBITDA ($ MM)	$37.0	$27.6	$68.9	$53.0
Net income margin	37.7%	32.4%	36.1%	31.4%
Adjusted EBITDA margin	41.9%	36.7%	39.1%	34.7%

Non-financial performance metrics(1)
Average MAUs (000s)	1,389	1,804	1,433	1,918
Average DAUs (000s)	664	793	681	817
ARPDAU	$1.33	$1.05	$1.29	$1.04
Average monthly revenue per payer	$288	$235	$285	$228
Payer conversion	6.7%	6.0%	6.5%	5.9%
(1)Social casino/free-to-play games only.
Second Quarter 2024 Financial Results
Revenue inclusive of the contributions from SuprNation in the second quarter of 2024 was $88.2 million, an increase of 17% from $75.2 million in the second quarter of 2023. Revenue exclusive of the contributions from SuprNation increased 7% year over year to $80.3 million, primarily reflecting higher engagement and monetization of the existing player base.
Operating expenses in the second quarter of 2024 increased 9% year over year to $52.0 million. The increase is primarily due to the inclusion of SuprNation expenses in the second quarter of 2024, which were not incurred in the second quarter of 2023 given that SuprNation was acquired in October 2023.
Net income increased to $33.3 million in the second quarter of 2024, or $13.39 per fully diluted common share ($0.67 per ADS), from net income of $24.4 million, or $9.83 per fully diluted common share ($0.49 per ADS), in the second quarter of 2023. The increase in net income was primarily due to increased revenue and lower sales and marketing and research and development expenditures, partially offset by higher general and administrative expenses which included the new expenses for SuprNation. Each ADS represents 0.05 share of a common share.
Adjusted EBITDA in the second quarter of 2024 increased 34%, or $9.4 million, to $37.0 million, compared to $27.6 million in the second quarter of 2023. Consistent with the increase in net income, the improvement in EBITDA primarily reflects higher revenue and lower sales and marketing and research and development expenses, partially offset by higher general and administrative expenses which included the new expenses for SuprNation.
Net cash flows provided by operating activities for the second quarter of 2024 was $34.4 million, compared to net cash flows used in operating activities of $37.6 million in the second quarter of 2023. The increase is primarily due to higher net income and a lower deferred tax asset impact, as well as the final payment of $95.25 million towards the Benson litigation settlement that occurred in 2023.

Conference Call
DoubleDown will hold a conference call today (August 12, 2024) at 5:00 p.m. Eastern Time (2:00 p.m. Pacific Time) to discuss these results. A question-and-answer session will follow management’s presentation.
To access the call, please use the following link: DoubleDown Second Quarter 2024 Earnings Call (https://register.vevent.com/register/BI0b7c1f1a2ed7469cb191ff417bc4a1cb). After registering, an email will be sent, including dial-in details and a unique conference call access code required to join the live call. To ensure you are connected prior to the beginning of the call, please register a minimum of 15 minutes before the start of the call.
A simultaneous webcast of the conference call will be available with the following link: DoubleDown Second Quarter 2024 Earnings Webcast (https://edge.media-server.com/mmc/p/hs2vz9th/) or via the Investor Relations page of the DoubleDown website at ir.doubledowninteractive.com (https://ir.doubledowninteractive.com). For those not planning to ask a question on the conference call, the Company recommends listening via the webcast. A replay will be available on the Company’s Investor Relations website shortly after the event.
About DoubleDown Interactive
DoubleDown Interactive Co., Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. The Company’s flagship social casino title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games. Following its acquisition of SuprNation in October 2023, the Company also operates three real-money iGaming sites in Western Europe.
Safe Harbor Statement
Certain statements contained in this press release are “forward-looking statements” about future events and expectations for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on our beliefs, assumptions, and expectations of industry trends, our future financial and operating performance, and our growth plans, taking into account the information currently available to us. These statements are not statements of historical fact. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Therefore, you should not place undue reliance on such statements. Words such as “anticipates,” believes,” “continues,” “estimates,” “expects,” “goal,” “objectives,” “intends,” “may,” “opportunity,” “plans,” potential,” “near-term,” long-term,” “projections,” “assumptions,” “projects,” “guidance,” “forecasts,” “outlook,” “target,” “trends,” “should,” “could,” “would,” “will,” and similar expressions are intended to identify such forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors. We assume no obligation to update or revise any forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.
Use and Reconciliation of Non-GAAP Financial Measures
In addition to our results determined in accordance with the accounting principles generally accepted in the United States of America (“GAAP”), we believe the following non-GAAP financial measure is useful in evaluating our operating performance. We present “adjusted earnings before interest, taxes, depreciation and amortization” (“Adjusted EBITDA”) because we believe it assists investors and analysts by facilitating comparison of period-to-period operational performance on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. The items excluded from the Adjusted EBITDA may have a material impact on our financial results. Certain of those items are non-recurring, while others are non-cash in nature. Accordingly, the Adjusted EBITDA is presented as supplemental disclosure and should not be considered in isolation of, as a substitute for, or superior to, the financial information prepared in accordance with GAAP, and should be read in conjunction with the financial statements furnished in our report on Form 6-K filed with the SEC.

In our reconciliation from our reported GAAP “net income before provision for taxes” to our Adjusted EBITDA, we eliminate the impact of the following six line items: (i) depreciation and amortization; (ii) interest income; (iii) interest expense; (iv) foreign currency transaction/remeasurement (gain) loss; (v) short-term investments (gain) loss; and (vi) other (income) expense, net. The below table sets forth the full reconciliation of our non-GAAP measures:

Reconciliation of non-GAAP measures	Three months ended June 30,		Six months ended June 30,
(in millions, except percentages)	2024	2023	2024	2023
Net income (loss)	$33.3	$24.4	$63.6	$48.0
Income tax expense (benefit)	9.4	7.6	17.4	14.3
Income (loss) before tax	42.6	31.9	81.0	62.3

Adjustments for:
Depreciation and amortization	0.8	—	1.6	0.1
Interest income	(3.8)	(4.2)	(7.3)	(7.4)
Interest expense	0.4	0.4	0.8	0.9
Foreign currency transaction/remeasurement (gain) loss	(2.9)	(0.7)	(7.2)	(3.1)
Short-term investments (gain) loss	—	0.1	—	0.1
Other (income) expense, net	(0.2)	—	(0.2)	0.1
Adjusted EBITDA	$37.0	$27.6	$68.9	$53.0
Adjusted EBITDA margin	41.9%	36.7%	39.1%	34.7%
We encourage investors and others to review our financial information in its entirety and not to rely on any single financial measure.
Company Contact:
Joe Sigrist
ir@doubledown.com
+1 (206) 773-2266
Chief Financial Officer
https://www.doubledowninteractive.com
Investor Relations Contact:
Joseph Jaffoni or Richard Land
JCIR
+1 (212) 835-8500
DDI@jcir.com

DoubleDown Interactive Co., Ltd.
Condensed Consolidated Balance Sheets
(In thousands of U.S. dollars, except share and per share amounts)

	June 30,	December 31,
	2024	2023
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$269,155	$206,911
Short-term investments	70,000	67,756
Accounts receivable, net	34,000	32,517
Prepaid expenses, and other assets	7,774	8,570
Total current assets	$380,929	$315,754
Property and equipment, net	347	444
Operating lease right-of-use assets, net	6,660	7,130
Intangible assets, net	49,559	51,571
Goodwill	396,236	396,704
Deferred tax asset	17,432	28,934
Other non-current assets	1,479	2,807
Total assets	$852,642	$803,344
Liabilities and Shareholders’ Equity
Accounts payable and accrued expenses(1)	$13,249	$13,293
Short-term operating lease liabilities(2)	1,362	3,157
Income taxes payable	2,532	112
Contract liabilities	1,777	2,520
Current portion of borrowings with related party(3)	—	38,778
Other current liabilities(4)	1,474	10,645
Total current liabilities	$20,394	$68,505
Long-term borrowings with related party(5)	35,992	—
Long-term operating lease liabilities(6)	5,472	4,420
Deferred tax liabilities, net	543	848
Other non-current liabilities(7)	3,932	1,681
Total liabilities	$66,333	$75,454
Shareholders’ equity
Common stock, KRW 10,000 par value—200,000,000 Shares authorized; 2,477,672 issued and outstanding	21,198	21,198
Additional paid-in-capital	359,280	359,280
Accumulated other comprehensive income	14,986	19,982
Retained earnings	390,758	327,273
Total shareholders’ equity attributable to shareholders of DoubleDown Interactive Co. Ltd.	$786,222	$727,733
Equity attributable to noncontrolling interests	87	157
Total equity	$786,309	$727,890
Total liabilities and shareholders’ equity	$852,642	$803,344
(1)Includes related party royalty and other payables of $1,353 and $1,618 at June 30, 2024 and December 31, 2023, respectively (see Note 12 to the unaudited consolidated financial statements of the Company for the six months ended June 30, 2024).
(2)Includes related party operating lease liability of $1,222 and $1,298 at June 30, 2024 and December 31, 2023, respectively (see Note 12 to the unaudited consolidated financial statements of the Company for the six months ended June 30, 2024).
(3)Includes related party notes payable of $0 and $38,778 at June 30, 2024 and December 31, 2023, respectively (see Note 12 to the unaudited consolidated financial statements of the Company for the six months ended June 30, 2024).
(4)Includes related party interest payable of $0 and $9,501 at June 30, 2024 and December 31, 2023, respectively (see Note 12 to the unaudited consolidated financial statements of the Company for the six months ended June 30, 2024).
(5)Includes related party notes payable of $37,125 and $0 at June 30, 2024 and December 31, 2023, respectively (see Note 12 to the unaudited consolidated financial statements of the Company for the six months ended June 30, 2024).
(6)Includes related party operating lease liability of $3,597 and $4,414 at June 30, 2024 and December 31, 2023, respectively (see Note 12 to the unaudited consolidated financial statements of the Company for the six months ended June 30, 2024).
(7)Includes related party interest payable of $158 and $0 at June 30, 2024 and December 31, 2023, respectively (see Note 12 to the unaudited consolidated financial statements of the Company for the six months ended June 30, 2024).

DoubleDown Interactive Co., Ltd.
Condensed Consolidated Statement of Income and Comprehensive Income
(Unaudited, in thousands except share and per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Revenue	$88,236	$75,187	$176,379	$152,783
Operating expenses:
Cost of revenue(1)(2)	26,820	24,905	54,193	50,624
Sales and marketing(1)	11,107	13,103	25,867	29,148
Research and development(1)	3,191	5,069	6,447	10,112
General and administrative(1)(3)	10,106	4,540	20,977	9,882
Depreciation and amortization	819	48	1,647	103
Total operating expenses	52,043	47,665	109,131	99,869
Operating income	$36,193	$27,522	$67,248	$52,914
Other income (expense):
Interest expense(4)	(426)	(436)	(835)	(898)
Interest income	3,829	4,249	7,260	7,379
Gain on foreign currency transactions	3,396	2,478	4,113	2,730
Gain (loss) on foreign currency remeasurement	(527)	(1,778)	3,062	388
Gain (loss) on short-term investments	(7)	(70)	(13)	(70)
Other, net	182	(47)	158	(94)
Total other income (expense), net	$6,447	$4,396	$13,745	$9,435
Income before income tax	$42,640	$31,918	$80,993	$62,349
Income tax (expense) benefit	(9,375)	(7,561)	(17,367)	(14,320)
Net income	$33,265	$24,357	$63,626	$48,029
Less: Net income attributable to noncontrolling interests	88	—	141	—
Net income attributable to DoubleDown Interactive Co., Ltd.	$33,177	$24,357	$63,485	$48,029
Other comprehensive income (expense):
Pension adjustments, net of tax	(29)	49	107	(108)
Loss on foreign currency translation	(2,079)	(166)	(5,165)	(1,347)
Other comprehensive income (expense)	$(2,108)	$(118)	$(5,058)	$(1,456)
Comprehensive income	$31,157	$24,239	$58,568	$46,573
Less: Comprehensive income attributable to noncontrolling interests	88	—	79	—
Comprehensive income attributable to DoubleDown Interactive Co., Ltd.	$31,069	$24,239	$58,489	$46,573
Earnings per share:
Basic	$13.39	$9.83	$25.62	$19.38
Diluted	$13.39	$9.83	$25.62	$19.38
Weighted average shares outstanding:
Basic	2,477,672	2,477,672	2,477,672	2,477,672
Diluted	2,477,672	2,477,672	2,477,672	2,477,672
(1)Excluding depreciation and amortization.
(2)Includes related party royalty expense of $622 and $698 for the three months ended June 30, 2024 and 2023, respectively, and $1,241 and $1,450 for the six months ended June 30, 2024 and 2023, respectively (See Note 12 to the unaudited consolidated financial statements of the Company for the three and six months ended June 30, 2024).
(3)Includes related party rent and general and administrative expense of $1,517 and $345 for the three months ended June 30, 2024 and 2023, respectively, and $2,976 and $759 for the six months ended June 30, 2024 and 2023, respectively (See Note 12 to the unaudited consolidated financial statements of the Company for the three and six months ended June 30, 2024).
(4)Includes related party interest expense of $411 and $436 for the three months ended June 30, 2024 and 2023, respectively, and $843 and $881 for the six months ended June 30, 2024 and 2023 (See Note 12 to the unaudited consolidated financial statements of the Company for the three and six months ended June 30, 2024).

DoubleDown Interactive Co., Ltd.
Condensed Consolidated Statement of Cash Flows
(Unaudited, in thousands of U.S. dollars)

	Six months ended June 30,
	2024	2023
Cash flow from (used in) operating activities:
Net income	$63,626	$48,029
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	1,647	103
Gain on foreign currency remeasurement	(3,062)	(388)
Loss on short-term investments	13	70
Deferred taxes	11,166	13,655
Working capital adjustments:
Accounts receivable	(1,737)	(5,656)
Prepaid expenses, other current and non-current assets	2,482	1,528
Accounts payable, accrued expenses and other payables	(17)	(601)
Contract liabilities	(743)	(219)
Income tax payable	2,456	5
Other current and non-current liabilities	(6,539)	(94,121)
Net cash flows from (used in) operating activities	$69,292	$(37,595)
Cash flow from (used in) investing activities:
Purchases of intangible assets	—	—
Purchases of property and equipment	(16)	(118)
Purchases of short-term investments	(71,742)	(61,325)
Sales of short-term investments	66,961	66,440
Net cash flows from (used in) investing activities	$(4,797)	$4,997
Cash flow from (used in) financing activities:
Dividends distributed to noncontrolling interests	(149)	—
Net cash flows from (used in) financing activities:	$(149)	$—
Net foreign exchange difference on cash and cash equivalents	(2,102)	(283)
Net decrease in cash and cash equivalents	$62,244	$(32,881)
Cash and cash equivalents at beginning of period	$206,911	$217,352
Cash and cash equivalents at end of period	$269,155	$184,471
Cash paid during year for:
Interest	$9,938	—
Income taxes	$2,110	$299